FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 10/29/2019

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
29 Avenue de la Porte-Neuve – 3rd floor
L-2227 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of September 30, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio	By: /s/ Máximo Vedoya
Name: Pablo Brizzio	Name: Máximo Vedoya
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: October 29, 2019

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements
as of September 30, 2019
and for the nine-month periods
ended on September 30, 2019 and 2018

29 Avenue de la Porte-Neuve, 3rd floor
L – 2227
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

INDEX

		Page

Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Finance expense, Finance income and Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Distribution of dividends	16
11	Contingencies, commitments and restrictions on the distribution of profits	16
12	Related party transactions	20
13	Financial instruments by category and fair value measurement	21
14	Changes in accounting policies	22

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2019	2018	2019	2018
		(Unaudited)		(Unaudited)
Net sales	3	2,419,500	2,999,231	7,853,448	8,818,677
Cost of sales	3 & 4	(1,994,086)	(2,078,290)	(6,436,068)	(6,423,453)

Gross profit	3	425,414	920,941	1,417,380	2,395,224

Selling, general and administrative expenses	3 & 5	(208,303)	(216,917)	(663,744)	(674,739)
Other operating income (expenses), net	3	7,258	4,909	13,301	5,188

Operating income	3	224,368	708,933	766,937	1,725,673

Finance expense	6	(25,353)	(40,113)	(66,253)	(101,558)
Finance income	6	8,890	5,104	21,164	15,391
Other financial income (expenses), net	6	(15,637)	(54,890)	(17,205)	(154,150)
Equity in earnings (losses) of non-consolidated companies	9	1,872	22,594	37,079	54,943

Profit before income tax expense		194,141	641,628	741,722	1,540,299

Income tax expense		(83,504)	(80,849)	(198,521)	(313,601)

Profit for the period		110,637	560,779	543,201	1,226,698

Attributable to:
Owners of the parent		94,502	523,555	497,609	1,156,086
Non-controlling interest		16,135	37,224	45,592	70,612

Profit for the period		110,637	560,779	543,201	1,226,698

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings (losses) per share for profit (loss) attributable to the equity holders of the company (expressed in USD per share)		0.05	0.27	0.25	0.59
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Profit for the period	110,637	560,779	543,201	1,226,698

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment (see note 2)	(244,667)	(162,828)	(129,555)	(423,705)
Currency translation adjustment from participation in non-consolidated companies	(41,601)	(16,372)	(36,206)	(87,314)
Changes in the fair value of financial instruments at fair value through other comprehensive income	(1,019)	(127)	(974)	(1,067)
Income tax related to financial instruments at fair value	—	31	—	142
Changes in the fair value of derivatives classified as cash flow hedges	(87)	50	(790)	293
Income tax related to cash flow hedges	26	(15)	237	(200)
Other comprehensive income items	(22)	—	(22)	(305)
Other comprehensive income items from participation in non-consolidated companies	(87)	13	(18)	498
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	—	—	(416)	1,099
Income tax relating to remeasurement of post employment benefit obligations	—	—	63	(297)
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	270	(1,612)	(971)	(3,444)

Other comprehensive income (loss) for the period, net of tax	(287,187)	(180,860)	(168,652)	(514,300)

Total comprehensive income (loss) for the period	(176,550)	379,919	374,549	712,398

Attributable to:
Owners of the parent	(102,767)	435,192	372,489	812,281
Non-controlling interest	(73,783)	(55,274)	2,060	(99,883)

Total comprehensive income (loss) for the period	(176,550)	379,919	374,549	712,398
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	September 30, 2019		December 31, 2018
		(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	7	6,295,826		5,817,609
Intangible assets, net	8	944,996		1,012,524
Investments in non-consolidated companies	9	494,415		495,241
Other investments		4,134		7,195
Derivative financial instruments		—		818
Deferred tax assets		128,471		134,224
Receivables, net		569,910		649,447
Trade receivables, net		1,784	8,439,536	4,766	8,121,824
Current assets
Receivables, net		375,005		309,750
Derivative financial instruments		4,705		770
Inventories, net		2,336,275		2,689,829
Trade receivables, net		994,774		1,128,470
Other investments		214,041		44,529
Cash and cash equivalents		637,669	4,562,469	250,541	4,423,889
Non-current assets classified as held for sale			2,069		2,149
			4,564,538		4,426,038
Total Assets			13,004,074		12,547,862

EQUITY
Capital and reserves attributable to the owners of the parent			6,536,301		6,393,255
Non-controlling interest			1,058,496		1,091,321
Total Equity			7,594,797		7,484,576

LIABILITIES
Non-current liabilities
Provisions		593,918		643,950
Deferred tax liabilities		445,462		474,431
Other liabilities		424,692		414,541
Trade payables		947		935
Derivative financial instruments		86		—
Lease liabilities	14	279,269		65,798
Borrowings		1,751,299	3,495,673	1,637,101	3,236,756
Current liabilities
Current income tax liabilities		32,377		150,276
Other liabilities		295,348		351,216
Trade payables		918,369		904,171
Derivative financial instruments		5,693		12,981
Lease liabilities	14	46,326		8,030
Borrowings		615,491	1,913,604	399,856	1,826,530
Total Liabilities			5,409,277		5,063,286

Total Equity and Liabilities			13,004,074		12,547,862
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2019	2,004,743	(150,000)	(23,295)	1,385,701	(2,324,866)	(2,702,477)	8,203,449	6,393,255	1,091,321	7,484,576

Profit for the period							497,609	497,609	45,592	543,201
Other comprehensive income (loss) for the period
Currency translation adjustment						(122,530)		(122,530)	(43,231)	(165,761)
Remeasurement of post employment benefit obligations				(1,270)				(1,270)	(54)	(1,324)
Cash flow hedges and others, net of tax				(282)				(282)	(271)	(553)
Others				(1,038)				(1,038)	24	(1,014)

Total comprehensive income (loss) for the period	—	—	—	(2,590)	—	(122,530)	497,609	372,489	2,060	374,549

Dividends paid in cash (5)							(235,569)	(235,569)	—	(235,569)
Dividends paid in cash to non-controlling interest								—	(24,546)	(24,546)
Acquisition of non-controlling interest (6)				6,126				6,126	(10,339)	(4,213)

Balance as of September 30, 2019 (unaudited)	2,004,743	(150,000)	(23,295)	1,389,237	(2,324,866)	(2,825,007)	8,465,489	6,536,301	1,058,496	7,594,797
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2018.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2019, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (82.4) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(5) See note 10.
(6) Corresponds to the acquisition of non-controlling interest participation of Ternium Argentina S.A..
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares (2)	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,121	(2,324,866)	(2,403,664)	6,491,385	5,010,424	842,347	5,852,771

Impact of adopting IFRS 9 at January 1, 2018	—	—	—	450	—	—	(147)	303	204	507
Impact of adopting IAS 29 at January 1, 2018	—	—	—	—	—	—	421,502	421,502	268,824	690,326
Adjusted Balance at January 1, 2018	2,004,743	(150,000)	(23,295)	1,416,571	(2,324,866)	(2,403,664)	6,912,740	5,432,229	1,111,375	6,543,604

Profit for the period							1,156,086	1,156,086	70,612	1,226,698
Other comprehensive income (loss) for the period
Currency translation adjustment						(340,597)		(340,597)	(170,422)	(511,019)
Remeasurement of post employment benefit obligations				(2,501)				(2,501)	(141)	(2,642)
Cash flow hedges, net of tax				(136)				(136)	229	93
Others				(571)				(571)	(161)	(732)

Total comprehensive income (loss) for the period	—	—	—	(3,208)	—	(340,597)	1,156,086	812,281	(99,883)	712,398

Dividends paid in cash							(215,938)	(215,938)	—	(215,938)
Dividends paid in cash to non-controlling interest								—	(20,940)	(20,940)

Balance as of September 30, 2018 (unaudited)	2,004,743	(150,000)	(23,295)	1,413,363	(2,324,866)	(2,744,262)	7,852,888	6,028,572	990,553	7,019,124
(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 25 (iii) of the audited Consolidated Financial Statements and notes for the year ended December 31, 2018.
(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2018 ,there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of September 30, 2018, the Company held 41,666,666 shares as treasury shares.
(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.8 million and reserves related to the acquisition of non-controlling interest in subsidiaries for USD (88.5) million.
(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated condensed interim financial statements may not be wholly distributable.
The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018
(All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Nine- month period ended September 30,
	Notes	2019	2018
		(Unaudited)
Cash flows from operating activities
Profit for the period		543,201	1,226,698
Adjustments for:
Depreciation and amortization	7 & 8	484,269	459,175
Income tax accruals less payments		(181,667)	(76,347)
Equity in earnings of non-consolidated companies	9	(37,079)	(54,943)
Interest accruals less payments		10,551	(12,956)
Changes in provisions		(2,271)	1,347
Changes in working capital (1)		414,792	(341,041)
Net foreign exchange results and others		30,003	(19,342)
Net cash provided by operating activities		1,261,799	1,182,591
Cash flows from investing activities
Capital expenditures	7 & 8	(748,375)	(346,482)
Recovery/(Loans) to non-consolidated companies		24,480	(24,480)
(Increase) Decrease in other investments		(166,451)	58,643
Proceeds from the sale of property, plant and equipment		512	607
Acquisition of non-controlling interest		(4,213)	—
Net cash used in investing activities		(894,047)	(311,712)
Cash flows from financing activities
Dividends paid in cash to company’s shareholders	10	(235,569)	(215,938)
Dividends paid in cash to non-controlling interest		(24,546)	(20,940)
Finance lease payments		(36,155)	(5,006)
Proceeds from borrowings		1,133,000	1,105,203
Repayments of borrowings		(802,045)	(1,648,233)
Net cash provided by (used in) financing activities		34,685	(784,914)
Increase in cash and cash equivalents		402,437	85,965
Movement in cash and cash equivalents
At January 1,		250,541	337,779
Effect of exchange rate changes and inflation adjustment		(15,309)	(24,683)
Increase in cash and cash equivalents		402,437	85,965
Cash and cash equivalents as of September 30, (2)		637,669	399,061

Non-cash transactions:
Acquisition of PP&E under lease contract agreements		3,048	—

(1) The working capital is impacted by non-cash movements of USD (28.2) million as of September 30, 2019 (USD 229.3 million as of September 30, 2018) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2) It includes restricted cash of USD 70 and USD 7 as of September 30, 2019 and 2018, respectively. In addition, the Company had other investments with a maturity of more than three months for USD 217,924 and USD 75,640 as of September 30, 2019 and 2018, respectively.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the year ended December 31, 2018.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

Notes to the Consolidated Condensed Interim Financial Statements

1.	GENERAL INFORMATION AND BASIS OF PRESENTATION

a)    General information and basis of presentation
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of September 30, 2019, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADS”) trade on the New York Stock Exchange under the symbol “TX”.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements are disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2018.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated condensed interim financial statements.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main assumptions and estimates were disclosed in the Consolidated Financial Statements for the year ended December 31, 2018, without significant changes since its publication.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differs, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial income (expenses), net”.

The Argentine subsidiaries of the Company are operating in an economical context where the main variables have recently experienced a strong volatility as a consequence of political and economic uncertainties in the national and international environments. In the local market, specifically, the shares of the main publicly traded companies, the sovereign bonds and the Argentine peso experienced a strong value decrease.

In this situation, the national government has implemented certain economic measures, such as: certain restrictions in the exchange market and the postponement in the payment of certain public debt instruments, among others.

Considering this situation, the Company continues to assess the evolution of the above-mentioned variables, to determine the recoverability of its long-lived assets related to Argentine operations. As of September 30, 2019, the Company tested those assets for impairment, resulting in no impairment charges.

Based on the information currently available, Ternium believes that no reasonably possible change to assumptions would cause the carrying amount to exceed the recoverable amount.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

2.    ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in conformity with International Financial Reporting Standards as adopted by the European Union (“EU”). Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2018, except for the changes in connection with the implementation of IFRS 16 -Leases, explained in Note 14 of these Consolidated Condensed Interim Financial Statements.

IAS 29 “Financial Reporting in Hyperinflationary Economies”, which requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy to be adjusted for the effects of changes in a suitable general price index and to be expressed in terms of the current unit of measurement at the closing date of the reporting period, is still applicable for the Company’s Argentine subsidiaries and associates. The inflation adjustment was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics (“INDEC”). The price index for the nine-month period ended September 30, 2019, was 1.38. The comparative figures as of September 30, 2018, have been restated for the changes in the general price index applicable to the financial reporting of the Company’s subsidiaries and associates with the Argentine peso as functional currency and, as result, have been stated in terms of such currency as of the end of the comparative reporting period. The Currency translation adjustment line in the statement of comprehensive income includes the effects of the currency translation and the inflation adjustments.

None of the accounting pronouncements issued after December 31, 2018, and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company’s financial condition or result or operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

3.    SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements. It also includes the sales of energy.

The Steel segment comprises four operating segments: Mexico, Southern Region, Brazil and Other markets. These four segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Brazil operating segment includes the business generated in Brazil. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, Honduras, El Salvador and Nicaragua.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. For Peña Colorada, the Company recognizes its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:
-The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
-The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
-Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM (CEO).

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

3.SEGMENT INFORMATION (continued)

	Nine- month period ended September 30, 2019 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	7,853,420	264,300	(264,272)	7,853,448
Cost of sales	(6,513,955)	(186,194)	264,081	(6,436,068)
Gross profit	1,339,465	78,107	(191)	1,417,380
Selling, general and administrative expenses	(652,372)	(11,372)	—	(663,744)
Other operating income, net	13,730	(429)	—	13,301
Operating income - IFRS	700,823	66,305	(191)	766,937
Management view
Net sales	8,003,009	335,128	(335,100)	8,003,037
Operating income	691,078	140,851	(191)	831,738
Reconciliation items:
Differences in Cost of sales				104,493
Effect of inflation adjustment (1)				(169,295)
Operating income - IFRS				766,937
Financial income (expense), net				(62,294)
Equity in earnings of non-consolidated companies				37,079
Income before income tax expense - IFRS				741,722
Depreciation and amortization - IFRS (2)	(448,838)	(35,431)	—	(484,269)

The effect of the application of IAS 29 - Hyperinflationary economies in Argentina for the nine-month period ended September 30, 2019, is only allocated in the Steel segment, having an impact of USD (150) million on Net sales, USD (91) million in Cost of sales, USD 14 million in Selling, general and administrative expenses and USD (1) million in Other operating expenses, net.

(1) There is no difference between IFRS and Management view related to the inflation adjustment of depreciation and amortization (USD 58 million).
(2) It includes the depreciation and amortization of right-of-use assets of USD 31.0 million in the Steel segment.

	Nine- month period ended September 30, 2018 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total
IFRS
Net sales	8,817,699	210,114	(209,136)	8,818,677
Cost of sales	(6,466,835)	(169,967)	213,349	(6,423,453)
Gross profit	2,350,864	40,147	4,213	2,395,224
Selling, general and administrative expenses	(662,768)	(11,971)	—	(674,739)
Other operating income, net	4,479	709	—	5,188
Operating income - IFRS	1,692,575	28,885	4,213	1,725,673
Management view
Net sales	9,096,614	254,032	(253,054)	9,097,593
Operating income	1,480,006	81,441	(10,932)	1,550,515
Reconciliation items:
Differences in Cost of sales				392,974
Effect of inflation adjustment				(217,813)
Operating income - IFRS				1,725,673
Financial income (expense), net				(240,317)
Equity in earnings of non-consolidated companies				54,943
Income before income tax expense - IFRS				1,540,299
Depreciation and amortization - IFRS	(419,204)	(39,971)	—	(459,175)

The effect of the application of IAS 29 - Hyperinflationary economies in Argentina for the nine-month period ended September 30, 2018, is only allocated in the Steel segment, having an impact of USD (279) million on Net sales, USD 35 million in Cost of sales, USD 26 million in Selling, general and administrative expenses and USD nil in Other operating expenses, net.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

3.    SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Nine- month period ended September 30, 2019 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	4,261,739	1,174,028	2,417,681	7,853,448

Non-current assets (1)	4,392,800	954,767	1,893,255	7,240,822

	Nine- month period ended September 30, 2018 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	4,872,618	1,464,178	2,481,881	8,818,677

Non-current assets (1)	4,042,274	1,001,568	1,665,260	6,709,102

(1) Includes Property, plant and equipment and Intangible assets.

4.	COST OF SALES

	Nine- month period ended September 30,
	2019	2018
	(Unaudited)
Inventories at the beginning of the year	2,689,829	2,550,930
Effect of initial inflation adjustment	—	191,708
Translation differences	(67,436)	(454,874)
Plus: Charges for the period
Raw materials and consumables used and other movements	4,816,111	5,478,464
Services and fees	115,171	119,652
Labor cost	459,830	529,510
Depreciation of property, plant and equipment	371,765	342,478
Amortization of intangible assets	13,553	20,152
Maintenance expenses	355,659	376,171
Office expenses	6,136	6,301
Insurance	7,219	6,425
Change of obsolescence allowance	9,022	6,426
Recovery from sales of scrap and by-products	(17,044)	(22,326)
Others	12,528	11,667
Less: Inventories at the end of the period	(2,336,275)	(2,739,231)
Cost of Sales	6,436,068	6,423,453

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

5.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Nine- month period ended September 30,
	2019	2018
	(Unaudited)
Services and fees	55,355	54,321
Labor cost	162,524	185,198
Depreciation of property, plant and equipment	11,950	10,145
Amortization of intangible assets	87,001	86,401
Maintenance and expenses	3,796	4,076
Taxes	73,066	68,006
Office expenses	26,006	27,842
Freight and transportation	233,349	227,418
Increase (decrease) of allowance for doubtful accounts	(335)	1,070
Others	11,032	10,262
Selling, general and administrative expenses	663,744	674,739

6.	FINANCE EXPENSE, FINANCE INCOME AND OTHER FINANCIAL INCOME (EXPENSES), NET

	Nine- month period ended September 30,
	2019	2018
	(Unaudited)
Interest expense	(66,253)	(101,558)

Finance expense	(66,253)	(101,558)

Interest income	21,164	15,391

Finance income	21,164	15,391

Net foreign exchange gain (loss)	(92,188)	(207,348)
Inflation adjustment results	91,620	146,371
Derivative contract results	(10,683)	(103,055)
Others	(5,954)	9,882

Other financial income (expenses), net	(17,205)	(154,150)

7.    PROPERTY, PLANT AND EQUIPMENT, NET

	Nine- month period ended September 30,
	2019	2018
	(Unaudited)
At the beginning of the year	5,817,609	5,349,753

Effect of initial inflation adjustment	—	788,030
Effect of initial recognition of right-of-use assets	280,493	—
Currency translation differences	(111,849)	(389,266)
Additions	703,644	323,020
Disposals	(22,026)	(17,589)
Depreciation charge	(383,715)	(352,623)
Capitalized borrowing costs	12,955	—
Transfers and reclassifications	(1,285)	(246)
At the end of the period	6,295,826	5,701,079

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

8.    INTANGIBLE ASSETS, NET

	Nine- month period ended September 30,
	2019	2018
	(Unaudited)
At the beginning of the year	1,012,524	1,092,579

Effect of initial inflation adjustment	—	4,966
Currency translation differences	(1,417)	(6,677)
Additions	34,823	23,462
Amortization charge	(100,554)	(106,553)
Transfers/Disposals	(380)	245
At the end of the period	944,996	1,008,022

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			September 30, 2019	December 31, 2018	September 30, 2019	December 31, 2018

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	34.39%	34.39%	471,517	480,084
Other non-consolidated companies (1)					22,898	15,157
					494,415	495,241
(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Techinst S.A., Recrotek S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

Ternium, through its subsidiaries Ternium Investments S.à r.l. (“Ternium Investments”), Ternium Argentina S.A. (“Ternium Argentina”) and Prosid Investments S.A. (“Prosid”), owns a total of 242.6 million ordinary shares and 8.5 million preferred shares, representing 20.4% of the issued and outstanding share capital of Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS (“Usiminas”), the largest flat steel producer in Brazil.

Ternium Investments, Ternium Argentina and Prosid, together with Tenaris S.A.’s Brazilian subsidiary Confab Industrial S.A. (“TenarisConfab”), are part of Usiminas’ control group, comprising the so-called T/T Group. The other members of Usiminas’ control group are Previdência Usiminas (Usiminas’ employee pension fund) and the so-called NSSMC Group, comprising Nippon Steel & Sumitomo Metal Corporation Group (“NSSMC”), Nippon Usiminas Co., Ltd., Metal One Corporation and Mitsubishi Corporation do Brasil, S.A.

As of September 30, 2019, the closing price of the Usiminas ordinary and preferred shares, as quoted on the BM&F Bovespa Stock Exchange, was BRL 9.35 (approximately USD 2.25; December 31, 2018: BRL 11.44 - USD 2.95) per ordinary share and BRL 7.81 (approximately USD 1.88; December 31, 2018: BRL 9.22 - USD 2.38) per preferred share, respectively. Accordingly, as of September 30, 2019, Ternium’s ownership stake had a market value of approximately USD 560.6 million and a carrying value of USD 471.5 million.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows or its fair value less costs of disposal.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

As of September 30, 2019, the value of the investment in Usiminas is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2019	480,084
Share of results (1)	28,660
Other comprehensive income	(36,649)
Dividends received	(578)

As of September 30, 2019	471,517

(1) It includes the adjustment of the values associated to the purchase price allocation.

The investment in Usiminas is based in the following calculation:

Usiminas' shareholders' equity	3,418,572
Percentage of interest of the Company over shareholders' equity	20.43%

Interest of the Company over shareholders' equity	698,172

Purchase price allocation	72,387
Goodwill	249,600
Impairment	(548,642)

Total Investment in Usiminas	471,517

On October 24, 2019, Usiminas issued its consolidated interim accounts as of and for the nine-month period ended September 30, 2019.

USIMINAS
Summarized balance sheet (in million USD)	As of September 30, 2019
Assets
Non-current	4,145
Current	1,904
Other current investments	220
Cash and cash equivalents	218

Total Assets	6,487
Liabilities
Non-current	557
Non-current borrowings	1,339
Current	740
Current borrowings	66

Total Liabilities	2,702

Minority interest	366

Shareholders' equity	3,419

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

9.	INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

USIMINAS
Summarized income statement (in million USD)	Nine- month period ended September 30, 2019

Net sales	2,849
Cost of sales	(2,443)
Gross Profit	406
Selling, general and administrative expenses	(134)
Other operating income, net	(110)
Operating income	162
Financial expenses, net	(169)
Equity in earnings of associated companies	34
Profit before income tax	27
Income tax expense	2
Net profit before minority interest	29
Minority interest in other subsidiaries	(29)
Net profit for the period	0

10.    DISTRIBUTION OF DIVIDENDS

During the annual shareholders’ meeting held on May 6, 2019, the shareholders approved a distribution of dividends of USD 0.12 per share (USD 1.20 per ADS), or approximately USD 235.6 million in the aggregate. The dividend was paid on May 14, 2019.

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Contingencies, commitments and restrictions on the distributions of profits should be read in Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2018.

Companhia Siderúrgica Nacional (CSN) - Tender offer litigation
In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and TenarisConfab. The entities named in the CSN lawsuit had acquired a participation in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all noncontrolling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals of São Paulo maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. On August 18, 2017, CSN filed with the court of appeals an appeal seeking the review and reversal of the decision issued by the court of appeals by the Superior Court of Justice. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for review by the Superior Court of Justice and rejected such appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected such appeal and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and, will then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Ternium continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision has been recorded in these Consolidated Condensed Interim Financial Statements.
Shareholder claims relating to the October 2014 acquisition of Usiminas shares
On April 14, 2015, the staff of CVM, determined that an acquisition of additional ordinary shares of Usiminas by Ternium Investments made in October 2014, triggered a requirement under applicable Brazilian laws and regulations for Usiminas’ controlling shareholders to launch a tender offer to all non-controlling holders of Usiminas ordinary shares. The CVM staff’s determination was made further to a request by NSSMC and its affiliates, who alleged that Ternium’s 2014 acquisition had exceeded a threshold that triggers the tender offer requirement. In the CVM staff’s view, the 2014 acquisition exceeded the applicable threshold by 5.2 million shares. On April 29, 2015, Ternium filed an appeal to be submitted to the CVM’s Board of Commissioners. On May 5, 2015, the CVM staff confirmed that the appeal would be submitted to the Board of Commissioners and that the effects of the staff’s decision would be stayed until such Board rules on the matter.
On June 15, 2015, upon an appeal filed by NSSMC, the CVM staff changed its earlier decision and stated that the obligation to launch a tender offer would fall exclusively on Ternium. Ternium’s appeal has been submitted to the CVM’s Board of Commissioners and it is currently expected that such Board will rule on the appeal in 2019. In addition, on April 18, 2018, Ternium filed a petition with the CVM’s reporting Commissioner requesting that the applicable threshold for the tender offer requirement be recalculated taking into account the new ordinary shares issued by Usiminas in connection with its 2016 BRL 1 billion capital increase and that, in light of the replenishment of the threshold that would result from such recalculation, the CVM staff’s 2015 determination be set aside. In the event the appeal is not successful, under applicable CVM rules Ternium may elect to sell to third parties the 5.2 million shares allegedly acquired in excess of the threshold, in which case no tender offer would be required.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

11.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

ICMS deferral tax benefit - Unconstitutionality

Through State Law No. 4,529, of March 31, 2005, the State of Rio de Janeiro granted Ternium Brasil a tax incentive consisting of a deferment of ICMS payable by Ternium Brasil in connection with the construction and operation of the company’s Rio de Janeiro steelmaking complex. The incentive applies in respect of the acquisition of fixed assets and certain raw materials (i.e. iron ore, pellets, alloys, coke, coal and scrap) and significantly reduces input ICMS credit accumulation by Ternium Brasil. The tax incentive was granted for a period of 20 years from the commencement of the construction works for Ternium Brasil’s Rio de Janeiro steel complex.

In 2012, a Brazilian political party filed a direct action of unconstitutionality against the above-mentioned State Law before the Brazilian Federal Supreme Court, predicated on the argument that, since the tax incentive granted pursuant to such State Law had not been approved by Brazil’s National Council of Fiscal Policy (Conselho Nacional de Política Fazendária, or CONFAZ), such State Law should be declared unconstitutional.

In August 2017, the Brazilian Congress enacted Supplementary Law No. 160/2017, instituting a mechanism through which the States may confirm any ICMS incentives they had granted in prior years without CONFAZ approval and, in furtherance of such Supplementary Law, in December 2017 the States adopted ICMS Convention 190/2017, establishing the applicable rules and deadlines for so confirming such ICMS incentives. As per the terms of ICMS Convention 190/2017, all States are required to publish in their official gazettes, on or before March 29, 2018, a list of the ICMS incentives that are to be confirmed pursuant to Supplementary Law No. 160. On March 6, 2018, the State of Rio de Janeiro published its list of ICMS incentives, including, among others, the ICMS benefit granted to Ternium Brasil. ICMS Convention 190/2017 also required that all relevant documents concerning such incentives be filed with CONFAZ, and the State of Rio de Janeiro satisfied such requirements as well. On July 27, 2018, the Governor of Rio de Janeiro issued Executive Order (Decreto) No. 46,78, pursuant to which the State of Rio de Janeiro reconfirmed, in accordance with ICMS Convention 190/2017, the ICMS tax benefits listed in its official gazette publication made pursuant to the Convention, including, among others, Ternium Brasil’s ICMS tax benefits.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

11.	CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

In October 2018, the State of Rio de Janeiro and the Federation of Industries of the State of Rio de Janeiro (Federação das Indústrias do Estado do Rio de Janeiro , or FIRJAN) filed petitions arguing that the action of unconstitutionality against the March 31, 2005 Rio de Janeiro State Law No. 4,529 could not be judged by the Federal Supreme Court since, following the revalidation of such law under Supplementary Law No.160/17 and the ICMS Convention 190/2017, such action of unconstitutionality had lost its purpose. Following the filing of such petitions, the Reporting Justice Minister in charge of the case summoned the plaintiff in such action of unconstitutionality, the Federal Attorney General’s Office (Advocacia-Geral da União, or AGU) and the Chief of the Public Minister (Procuradoria-Geral da República, or PGR) to submit statements expressing their respective views on the arguments presented by the State of Rio de Janeiro and the FRIJAN with respect to the effect of Supplementary Law No.160/17 and the ICMS Convention 190/2017 on the pending action of unconstitutionality. In their respective statements, the plaintiff argued that Supplementary Law No.160/17 and the ICMS Convention 190/2017 do not affect the unconstitutionality of ICMS benefits granted through State Law No. 4,529, while the AGU stated that, in light of the additional legal support provided by Supplementary Law No.160/17 and the ICMS Convention 190/2017, a finding of unconstitutionality of State Law No. 4,529 would not be warranted. In turn, the PGR stated that a decision on the case should be postponed until the Federal Supreme Court completes its analysis of Supplementary Law No.160/17 and ICMS Convention 190/2017. As of the date of these consolidated condensed interim financial statements, the Brazilian Federal Supreme Court has not yet ruled on the action of unconstitutionality against Rio de Janeiro’s State Law No. 4,529.

The tax benefits accumulated under Ternium Brasil’s ICMS incentive as of the acquisition date amounted to approximately USD 1,089 million. In accordance with the guidance in IFRS 3, the Company recorded as of the acquisition date a provision of USD 651.8 million (including estimated penalties and interest) in connection with this matter, together with an asset of USD 325.9 million arising from its right to recover part of the contingency amount from Thyssenkrup Veerhaven B.V. (USD 492.6 million and USD 246.3 million, respectively, as of September 30, 2019). The calculation of this contingency has been determined taking into consideration the probability of negative outcome for the Company, if any, on an estimated total risk of USD 1,630 million (including estimated penalties and interests).

Putative class action

Following the Company’s November 27, 2018 announcement that its chairman Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), a putative class action complaint was filed in the U.S. District Court for the Eastern District of New York. On January 31, 2019, the court appointed lead plaintiff and lead counsel. On June 17, 2019, the lead plaintiff filed an amended complaint purportedly on behalf of purchasers of Ternium securities from May 1, 2014 through November 27, 2018. The individual defendants named in the amended complaint are our chairman, our former CEO, our current CEO and our CFO. That complaint alleges that during the class period, the Company and the individual defendants inflated the price of Ternium’s ADSs by failing to disclose that sale proceeds received by Ternium when Sidor was expropriated by Venezuela were received or expedited as a result of alleged improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

12.    RELATED PARTY TRANSACTIONS (continued)

As of September 30, 2019, Techint Holdings S.à r.l. (“Techint”) owned 62.02% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

The following transactions were carried out with related parties:

	Nine-month period ended September 30,
	2019	2018
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	439,437	602,794
Sales of goods to other related parties	68,118	131,291
Sales of services and others to non-consolidated parties	130	132
Sales of services and others to other related parties	687	919

	508,372	735,135
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	298,641	357,359
Purchases of goods from other related parties	41,084	36,261
Purchases of services and others from non-consolidated parties	9,216	7,323
Purchases of services and others from other related parties	115,740	67,910
Purchases of goods and services in connection with lease contracts from other related parties	11,416	—

	476,097	468,853
(c) Financial results
Income with non-consolidated parties	7,291	6,538
Expenses in connection with lease contracts from other related parties	(815)	—

	6,476	6,538
(d) Dividends received
Dividends received from non-consolidated parties	642	61

	642	61
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	529	527
Income (expenses), net with other related parties	882	521

	1,411	1,048

	September 30, 2019	December 31, 2018
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	173,508	201,693
Receivables from other related parties	15,386	5,975
Advances from non-consolidated parties	10,130	2,812
Advances to suppliers with other related parties	19,153	7,534
Payables to non-consolidated parties	(27,319)	(37,384)
Payables to other related parties	(27,221)	(23,495)
Lease Liabilities with other related parties	(7,883)	—

	155,754	157,135

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT

1)	Financial instruments by category

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of September 30, 2019 (in USD thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total

(i) Assets as per statement of financial position
Receivables	409,836	—	—	409,836
Derivative financial instruments	—	4,705	—	4,705
Trade receivables	996,558	—	—	996,558
Other investments	181,290	—	36,634	217,924
Cash and cash equivalents	350,774	286,895	—	637,669

Total	1,938,458	291,600	36,634	2,266,692

As of September 30, 2019 (in USD thousands)	Amortized cost	Liabilities at fair value through profit or loss		Total

(ii) Liabilities as per statement of financial position
Other liabilities	102,090	—		102,090
Trade payables	896,577	—		896,577
Derivative financial instruments	—	5,779		5,779
Lease liabilities	325,595	—		325,595
Borrowings	2,366,790	—		2,366,790

Total	3,691,052	5,779		3,696,831

2)	Fair Value by Hierarchy

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 29 of the Consolidated Financial Statements as of December 31, 2018 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value:

	Fair value measurement as of September 30, 2019 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	286,895	286,895	—
Other investments	36,635	36,635	—
Derivative financial instruments	4,705	—	4,705

Total assets	328,235	323,530	4,705

Financial assets at fair value through profit or loss / OCI
Derivative financial instruments	5,779	—	5,779

Total liabilities	5,779	—	5,779

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

13.    FINANCIAL INSTRUMENTS BY CATEGORY AND FAIR VALUE MEASUREMENT (continued)

	Fair value measurement as of December 31, 2018 (in USD thousands)
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	140,455	140,455	—
Other investments	36,630	36,630	—
Derivative financial instruments	1,588	—	1,588

Total assets	178,673	177,085	1,588

Financial assets at fair value through profit or loss / OCI
Derivative financial instruments	12,981	—	12,981

Total liabilities	12,981	—	12,981
14.    CHANGES IN ACCOUNTING POLICIES

This note explains the impact of the adoption of IFRS 16 Leases on the Company’s financial statements and also discloses the new accounting policies that have been applied from January 1, 2019, where they are different to those applied in prior periods.

(a)	Impact on the financial statements

IFRS 16 was adopted following the simplified approach, without restating comparative. The reclassifications and the adjustments arising from the new lease accounting rules are directly recognized in the opening balance sheet on January 1, 2019.

	Property, plant and equipment	Lease liabilities Current (*)	Lease liabilities Non Current (*)

Closing balance as of December 31, 2018 - IFRS 16	5,817,609	8,030	65,798
Initial recognition of right-of-use assets	280,493	—	—
Initial recognition of lease liabilities	—	34,848	245,645
Opening balance as of January 1, 2019 - IFRS 16	6,098,102	42,878	311,443
(*) Finance lease liabilities in the Consolidated Financial Statements as of December 31, 2018.

(b)	IFRS 16 Leases - Impact of adoption

The Company has adopted IFRS 16 Leases from January 1, 2019, but has not restated comparatives for previous reporting period as permitted under the specific transition provisions in the Standard.

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. For the initial recognition, these liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was of 4.05%. The maturity of the lease liabilities will be of USD 46.3 million until September 2020, USD 45.1 million until September 2021 and USD 234.2 million in the subsequent years.

The cost related to variable-lease payments that do not depend on an index or rate amounted to USD 12.9 million for the nine-months period ended September 30, 2019. The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to USD 2.8 million for the nine-months period ended September 30, 2019.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

14.    CHANGES IN ACCOUNTING POLICIES (continued)

The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is due to leases with a duration lower than 12 months and leases with a value lower than thirty thousand dollars and/or with clauses related to variable payments.

The adoption of IFRS 16 Leases from January 1, 2019, resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

Right-of-use assets

The total of the right-of-use assets are included under such type of assets in Property, plant and equipment. These right-of-use assets include the following classification:

	Right-of-use assets
	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost		55,288		55,288
Accumulated depreciation		(5,918)		(5,918)
Net book value at January 1, 2019	—	49,370	—	49,370
Opening net book value	—	49,370	—	49,370
Effect of initial recognition under IFRS 16	226,936	52,469	1,088	280,493
Translation differences	(327)	(7,000)	—	(7,327)
Net additions	2,287	1,568	(807)	3,048
Depreciation charge	(22,084)	(8,978)	(281)	(31,343)

Closing net book value	206,812	87,429	—	294,241
Values at the end of the year
Cost	228,896	103,051	—	331,947
Accumulated depreciation	(22,084)	(15,621)	—	(37,705)
Net book value at September 30, 2019	206,812	87,430	—	294,242

Lease liabilities

	Lease liabilities
	Current	Non Current	Total
Values at the beginning of the year	8,030	65,798	73,828
Effect of initial recognition under IFRS 16	34,848	245,645	280,493
Translation differences	1,645	(9,270)	(7,625)
Net proceeds	806	5,632	6,438
Repayments	(34,896)	—	(34,896)
Interest accrued	10,922	1,922	12,844
Interest paid	(5,487)	—	(5,487)
Reclassifications	30,458	(30,458)	—

As of September 30, 2019	46,326	279,269	325,595

(c)	IFRS 16 Leases - Accounting policies applied from January 1, 2019

Right-of-use assets and Lease liabilities

The Company is a party to lease contracts for:

–	Plants and equipment for the production of industrial gases and other production materials.

–	Transportation and maintenance equipment.

–	Warehouses and office spaces.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

14.    CHANGES IN ACCOUNTING POLICIES (continued)

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee

The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:

–	The value of the initial measurement of the lease liability;

–	Any lease payments made at or before the commencement date, less any lease incentives; and

–	Any initial direct costs incurred by the lessee; and

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Buildings and facilities            2-10 years
Machinery                2-6 years
Vehicles and furniture            2-6 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:

–	Fixed payments, less any lease incentives receivable;

–	Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;

–	Amounts expected to be payable by the lessee under residual value guarantees;

–	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

–	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.
Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of September 30, 2019
and for the nine-month periods ended September 30, 2019 and 2018

14.    CHANGES IN ACCOUNTING POLICIES (continued)

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:

–	Non-cancelable period of lease contracts;

–	Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

–	Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:

–	Increasing the carrying amount to reflect interest on the lease liability;

–	Reducing the carrying amount to reflect lease payments made; and

–	Re-measuring the carrying amount to reflect any reassessment or lease modifications.

Accounting by the lessor

When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:

–	Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

–	Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

Critical accounting estimates

Valuation of lease liabilities and right-of-use assets

The application of IFRS 16 requires the Company to make judgments that affect the recognition and valuation of the lease liabilities and the right-of-use assets, including the determination of the contracts within the scope of the Standard, the contract term and the interest rate used for the discount of future cash flows.

The lease term determined by the Company generally comprises non-cancellable period of leases contracts, periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option and periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option. The same term is applied as economic useful life of right-of-use assets.

The present value of the lease payments is determined using the discount rate representing a risk-free interest rate, adjusted by a spread related to the credit quality of the Company in each location and currency rate in connection with each lease contract.

Pablo Brizzio
Chief Financial Officer